U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number 001-41488

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant	Shuttle Pharmaceuticals Holdings, Inc.

Former Name if Applicable

Address of principal executive office	401 Professional Drive, Suite 260

City, State and Zip Code	Gaithersburg, MD 20879

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”) without unreasonable effort and expense because, as previously reported on the Company’s Current Report on Form 8-K dated July 10, 2024, the Registrant is in the process of restating its financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Restatement”), and will be filing an amendment to its Form 10-K (the “10-K/A”) including the Restatement, and such Restatement will impact the consolidated balance sheet for the year ended December 31, 2023 contained in the Form 10-Q. The Company is aiming to file the Form 10-K/A in advance of filing the Form 10-Q and intends to file the Form 10-Q as soon as possible thereafter, with the aim of completing all required filings within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Part IV-Other Information

1.	Name and telephone number of person to contact in regard to this notification

Timothy J. Lorber	(240)	430-4212
(Name)	(Area Code)	(Telephone No.)

2.	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes☒ No☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No☒

2

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Shuttle Pharmaceuticals Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2024	By:	/s/ Timothy J. Lorber
Timothy J. Lorber, Chief Financial Officer

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